
January 14, 2015

<u>Via E-mail</u>
Robert M. Snibbe, Jr.
President
Stem Sales, Inc.
801 West Bay Drive, Suite 418
Largo, FL 33770

      Re: Stem Sales, Inc.
               Amendment No. 6 to Registration Statement on Form S-1
               Filed January 5, 2015
               File No. 333-197814

Dear Mr. Snibbe:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 10</u>

1.   We note your response to prior comment 5, and reissue such comment in part. In that regard, we note that provision 3.iv.b. of your trust agreement refers to paragraphs (c)(2), (c)(3), and (c)(4) of Rule 2a-7 under the Investment Company Act. Please revise your trust agreement so that it refers to paragraph (d) of Rule 2a-7, as contemplated by paragraph (b)(2)(iv)(B) of Rule 419.

2.   We note your response to prior comment 7, and the revision to the trust agreement to indicate that deposited proceeds shall be in the form of checks, drafts or money orders payable to the order of "Underhill Securities Corp. fbo Stem Sales, Inc." Please advise as to the meaning of "fbo" in this context. If such term means that funds will be held by Underhill Securities for the benefit of Stem Sales, please tell us how this complies with the requirement set forth in Rule 419(b)(2)(iii) that deposited proceeds shall be held for the sole benefit of the purchasers of the securities.

Closing Comments

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  If you have questions regarding comments on the financial statements and related matters, you may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

       Sincerely,

       /s/H. Roger Schwall

       H. Roger Schwall
       Assistant Director

cc: Diane J. Harrison
   Harrison Law, P.A.